SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY SEVENTH

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: On October 10, 2013, at 2:30 p.m. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and in the Gazeta do Povo newspaper of the state of Paraná. 4. QUORUM: Shareholders representing eighty-six point nineteen per cent (86.19%) of the voting capital attended the meeting. 5. PRESIDING BOARD: MARISA ZANDONAI - Chairman; MAURICIO SCHULMAN – Chairman of the Board of Directors; DENISE TEIXEIRA GOMES - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – The shareholders unanimously approved the amendment to the Bylaws in view of the Company’s corporate restructuring, as follows: adjustments in Articles 1, 2, 7, 15, 17, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 42, 44, 46, 47 and 48; remuneration included in Articles 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 43 and 45; and adjustment in the caput  of Article 4, in accordance with prerogative provided for in paragraph 1 of Article 7, due to the conversion of class A preferred shares into class B preferred shares, as required by the shareholders, which are now read as follows: Paid-in capital stock is six billion and nine hundred ten million reais (R$6,910,000,000.00), represented by two hundred seventy-three million, six hundred fifty-five thousand and three hundred seventy-five (273,655,375) non-par shares, of which one hundred forty-five million, thirty-one million and eighty (145,031,080) common shares and one hundred twenty-eight million, six hundred twenty-four thousand and two hundred ninety-five (128,624,295) preferred shares; of the latter, three hundred eighty-one thousand and seven hundred two (381,702) are class A shares and one hundred twenty-eight million, two hundred forty-two thousand and five hundred ninety-three (128,242,593) are class B shares.

ITEM 2 – Shareholders unanimously restated the Company’s Bylaws; and

ITEM 3 – The shareholders unanimously approved the formation of the wholly-owned subsidiaries Copel Participações S.A. and Copel Renováveis S.A.

7. SIGNATURES: MARISA ZANDONAI - Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; MAURICIO SCHULMAN – Chairman of the Board of Directors; LINDOLFO ZIMMER - Company CEO and Executive Secretary of the Board of Directors; LEONARDO JOSÉ S. FERREIRA - BNDES Participações S.A.; LEANDRO JOSÉ GRASSMANN, JOSÉ OTAVIO BANZZATTO, DANIEL ALVES FERREIRA - NORGES BANK, SUNSUPER POOLED SUPERANNUATION TRUST, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WISDOMTREE EMERGING MARKETS SMALLCAP DIVIDEND FUND, CANADA PENSION PLAN INVESTIMENT BOARD, THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST, DOMINI INTERNATIONAL SOCIAL EQUITY FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; NATALINO DAS NEVES and DENISE TEIXEIRA GOMES – Secretary.-------------------------------------------------------------

The full text of the Minutes of the 187th Extraordinary Shareholders’ Meeting was recorded on pages 109 to 118 of Book 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under No. 08/167840‑1 on July 16, 2008.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.